As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-14214

Third amended application for an order under section 6(c) of the Investment Company Act of

1940 for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections

17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

T. Rowe Price Associates, Inc. and

T. Rowe Price Equity Series, Inc.

Please send all communications to: Darrell N. Braman, Esq. Scott Livingston T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Mark D. Perlow, Esq. Dechert LLP One Bush Street, Suite 1600 San Francisco, CA 94104

Jeremy I. Senderowicz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

i

1. The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs	22

2. The Funds Will Give Short-Term Traders an Appropriate Investment Option	23

3. The Funds Will Expand the Investment Options Available to ETF Investors	23

B. Legal Analysis of ETF Relief	23

1. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	24

2. Exemption from the Provisions of Section 22(d) and Rule 22c-1	24

3. Exemption from the Provisions of Section 17(a)	26

V. REQUEST FOR FUND OF FUNDS RELIEF	28

A. Section 12(d)(1) of the 1940 Act	28

B. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief	30

C. Precedent and Policy Support Fund of Funds Relief	32

VI. CONDITIONS TO THE APPLICATION	32

A. ETF Relief	32

B. Fund of Funds Relief	33

VII. NAMES AND ADDRESSES	35

VIII. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES	35

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of T. Rowe Price Associates, Inc. T. Rowe Price Equity Series, Inc. 100 East Pratt Street Baltimore, MD 21202 File No. 812-14214	Amended application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(1)(J) for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF REQUEST

In this amended application, T. Rowe Price Associates, Inc. (“T. Rowe”) and T. Rowe Price Equity Series, Inc. (the “Corporation,” and together with T. Rowe, the “Applicants”) request an order under section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act” or “Act”), for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”). Applicants request that the Order apply to any existing or future series of the Corporation or other registrants (the “Funds”), each of which will be advised by T. Rowe or any investment adviser controlling, controlled by, or under common control with T. Rowe (collectively referred to as the “Adviser”). Each Fund will operate as a semi-transparent exchange-traded fund (“ETF”).

Applicants are seeking the Order for an exemption from sections 2(a)(32), 5(a)(1), 17(a) and 22(d) of the Act and rule 22c-l under the Act (“ETF Relief”) to permit the Corporation or other registrants advised by the Adviser to create and operate actively-managed investment series (i.e., the Funds) that offer exchange-traded shares (“Shares”). While the Securities and Exchange Commission (“SEC” or “Commission”) has issued orders permitting actively-managed ETFs (“Active ETFs”), these orders have been granted with a condition requiring the daily disclosure of the portfolio holdings of the Active ETF.1 In contrast, Applicants are seeking relief for Active ETFs that will not disclose their portfolio holdings daily but rather will disclose their portfolio holdings quarterly, as is currently required of other registered investment companies. Instead of disclosing their portfolio holdings on a daily basis, Applicants will disclose a proxy portfolio and provide to market participants other information that Applicants believe will be sufficient to enable the ETF arbitrage and pricing mechanisms.

The requested ETF Relief would permit (i) Shares of the Funds to trade on a national securities exchange as defined in section 2(a)(26) of the Act (“Exchange”) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) Shares to be purchased and redeemed only in large aggregations (“Creation Units”); and (iii) certain affiliated persons of the Funds to buy securities from, and sell securities to, them in connection with the purchase and redemption of Creation Units. The requested Order also would permit the Funds to sell Shares to certain other registered investment companies, and such companies to buy Shares, in excess of the limits established by the Act by granting an exemption pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act (“Fund of Funds Relief”).

A.	ETF Relief

The principal difference between the Funds and existing Active ETFs is that the Funds, instead of providing daily portfolio transparency to facilitate market participants’ hedging of and intra-day arbitrage in Shares, would provide quarterly portfolio transparency, as well as other information that Applicants believe is sufficient to enable such hedging and arbitrage. Each Fund would disclose (unlike existing ETFs) a set of proxy information, including a

1              See, e.g., Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30382 (Feb. 13, 2013) (notice) and 30423 (Mar. 12, 2013) (order); T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order).

Proxy Portfolio (as defined below), the value of which Applicants expect will be closely correlated with the NAV of the Fund, which market participants could use to derive a basket of securities to hedge their positions in and/or arbitrage Shares. In addition, each Fund would disclose (unlike existing ETFs) the overlap (expressed as a percentage of portfolio weight) between the Proxy Portfolio and the Fund’s portfolio (the “Portfolio Overlap”), the Daily Deviation (as defined below) between the Proxy Portfolio and the Fund for the last year, as well as certain quantitative summaries of the Daily Deviation data – Tracking Error and Empirical Percentiles (each, as defined below).

Applicants believe that these disclosures will allow market participants to understand the relationship between the performance of a Fund’s actual portfolio and the baskets that they use to hedge transactions in Fund Shares. Applicants expect that market participants will calculate their own real-time value of the Proxy Portfolio (or of a basket of securities or other instruments chosen by the market participant, which may differ from the Proxy Portfolio) using pricing sources that in their experience value the applicable securities at levels that reflect their ability to transact in those securities. These valuations will help market participants determine whether and how to engage in arbitrage transactions and hedge their positions. The Portfolio Overlap, Daily Deviation and related summary data will help market participants in this determination by describing the market behavior of the Proxy Portfolio and how it relates to the Fund’s portfolio holdings, and by providing historical valuation data and analysis, as described in more detail below. Taken together, Applicants expect that all of this information will provide market participants with high-quality pricing and hedging signals (as discussed in more detail below) for the Funds.

Thus, Applicants believe that the arbitrage and pricing mechanisms of the proposed Funds will be at least as effective, if not more effective, than are the arbitrage and pricing mechanisms of many ETFs in the market today. Thus, Applicants believe that the ETF Relief requested meets the standards required under the Act and should be granted.

B.	Fund of Funds Relief

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 ( “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in section 12(d)(1)(B). Applicants request that any exemption under section 12(d)(1)(J) apply to: (1) with respect to section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as a Fund within the meaning of section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of the Fund to an Investing Fund, as defined below; and (2) with respect to section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in section 12(d)(1)(B). An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.

In connection with the Fund of Funds Relief, Applicants are further requesting relief under sections 6(c) and 17(b) from sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

C.	Request for Relief

Applicants request the ETF Relief under sections 6(c) and 17(b) of the Act. Applicants request the Fund of Funds Relief under sections 12(d)(1)(J), 6(c) and 17(b) of the Act. Applicants believe that:

●        With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

●        With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and are consistent with the policies of the ETFs and with the general purposes of the Act; and

●        With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

All entities that currently intend to rely on the Order are named as Applicants. No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the 1940 Act.

II.	APPLICANTS

A.	The Corporation and Funds

The Corporation is a corporation organized under the laws of the State of Maryland, which may be comprised of multiple separate series. The Corporation is registered with the Commission as an open-end management investment company and overseen by a board of directors (the “Board”).

B.	The Adviser

T. Rowe (or any investment adviser controlling, controlled by, or under common control with T. Rowe) will be the investment adviser to the Funds (i.e., the Adviser). T. Rowe is a Maryland corporation, with its principal office located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe is, and each Adviser will be, registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”). T. Rowe serves as the investment adviser to, among other individual and institutional clients, more than 175 mutual funds. As of March 31, 2019, T. Rowe and its affiliates managed approximately $1.08 trillion in assets.

Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers, including affiliates of T. Rowe, to act as subadvisers with respect to the Funds (“Subadvisers”). Any Subadviser will be registered under section 203 of the Advisers Act.2

C.	The Distributor

The Corporation will enter into a distribution agreement with a Broker to act as the principal underwriter of Shares (i.e., the Distributor). The Distributor may be T. Rowe Price Investment Services, Inc., an affiliated person of

2             The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. The Adviser and any Subadviser, as required under section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

the Adviser. The Distributor will distribute Shares on an agency basis. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. No Distributor will be affiliated with an Exchange.

III.	APPLICANTS’ PROPOSAL FOR THE FUNDS

A.	Background

The Commission has now been issuing orders for ETFs that seek to track the performance of an underlying index (“Index ETFs”) for more than twenty-five years and for Active ETFs for more than eight years. A key condition to these orders has been daily portfolio transparency. For Index ETFs, this transparency arises because the underlying index and its components are known to the market.3 For Active ETFs, the Commission has made it a condition to their orders that they make their full portfolio holdings available to the market on a daily basis.

It appears that the Commission has based this condition, at least in part, on the view that transparency is important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value and hedge a position in an ETF’s shares. This ability to value permits arbitrageurs to transact, with a reasonable likelihood of profitability, with the ETF in creation units and with investors in the secondary market as required for the ETF’s arbitrage mechanism to function. For existing Active ETFs, the arbitrage mechanism works to move ETF share prices in the secondary market toward the ETF’s NAV by creating profit opportunities for arbitrageurs when the secondary market price differs from the NAV: when the market price is lower (higher) than the NAV, an arbitrageur can buy (sell short) ETF shares and simultaneously sell short (buy) a basket of securities that are highly correlated to the NAV in order to capture the difference in value between the two. The hedging basket used by arbitrageurs is often the creation or deposit basket made publicly available by the ETF, or a basket derived from and with similar characteristics as the creation or deposit basket, which the arbitrageur uses to close out its position by transacting directly with the ETF in creation units. The arbitrageurs’ transactions in ETF shares generally have the effect of driving the shares’ price closer to NAV. Transparency facilitates this mechanism because, if the arbitrageur knows the positions in the ETF’s portfolio, then it can easily identify a basket of securities and/or other instruments that is highly correlated to the NAV and can be used to hedge trades in the ETF’s shares, or if it is using the creation or deposit basket to hedge, it can easily determine that this basket is highly correlated with the NAV.

However, the condition of daily portfolio transparency has shaped and continues to shape, and in Applicants’ view, has limited the market for Active ETFs. In particular, active equity managers have been concerned that daily portfolio transparency would enable traders to “front-run” an ETF’s portfolio transactions and would allow investors to “free-ride” on the investment manager’s portfolio selections.4 Largely because of differences in market structure, fixed income instruments are not as susceptible to front-running and free-riding as are equity securities, and thus, according to Morningstar, “the vast majority of active ETF assets are invested in fixed income securities.”5 As a result, the number and range of types of Active ETFs (and thus of investors’ options) have both been smaller than they otherwise might be.

3            Index ETF exemptive applications have not required that Index ETFs’ portfolios be transparent. Rather, transparency has historically been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent, investing at least 80% of their assets in the securities of the underlying index, and posting in-kind baskets that are pro rata slices of their portfolios. Under recent exemptive orders, Index ETFs that track proprietary indices (i.e., self-indexing ETFs) are also required to disclose their portfolios on a daily basis. Proposed Rule 6c-11 also would require ETFs relying on the rule to maintain daily portfolio transparency.

4             “Front-running” occurs when other investors are permitted to trade ahead of a fund based on (public) knowledge that the fund will trade later. “Free-riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it. See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (September 2017) (“The market for fully transparent actively managed ETFs has been slow to develop, in large part due to the fact that many active managers are reluctant to disclose their portfolios because of concerns that this will open up the possibility for others to replicate, and possibly undermine, the portfolios’ trading strategy.”).

5            Robert Goldsborough, “Are Actively Managed ETFs Inching Closer to Reality?” Morningstar Advisor (June 4, 2014).

B.	The Funds’ Proposed Arbitrage Mechanism

Applicants believe that daily portfolio transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently. Rather, in Applicants’ view, transparency is a proxy for ETF portfolio characteristics that facilitate the ETF arbitrage mechanism.

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in the ETF’s shares. Applicants’ view is based on the observation that, as the risk of a trade decreases, so can the profit potential necessary to induce a trade to be undertaken by a trader or arbitrageur. An ETF’s arbitrage mechanism is most effective (i.e., the intraday premium/discount is low) when arbitrage trades are low risk and thus arbitrageurs require minimal profit potential to enter into such trades.6 Under such circumstances, arbitrage trades may then be undertaken when there is only a small intraday premium/discount, which form the mechanism that consistently moves the market price closer to NAV.7

As explained in more detail below, arbitrageurs’ risk principally derives from the degree of uncertainty in identifying successful arbitrage opportunities and in successfully hedging trades in ETF shares. These are in turn a function of the accuracy of the arbitrageur’s knowledge of the ETF’s NAV and of the hedging vehicle’s value and characteristics, as well as the efficiency, depth, liquidity and degree of synchronous trading of the markets for the positions in the ETF’s portfolio and the instruments underlying the hedging basket. Reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any intraday premium/discount between such market price and NAV.

In addition, reducing this risk should encourage market makers in ETF shares to quote tighter bid/ask spreads. The spread offered by a market maker is generally viewed as compensating the market maker for providing liquidity and accepting exposure to risk in the process. The risk component in the spread compensates a market maker for exposure to the risks deriving from uncertainty about the profitability of a trade. These risks derive from the uncertainties described above – about the accuracy of the arbitrageur’s knowledge of portfolio and hedge valuations, as well as the efficiency, depth, liquidity and degree of synchronous trading of the applicable markets – as well as from other risks described in more detail below. The liquidity component in the spread compensates a market maker for providing liquidity and varies with trading volume, which Applicants do not expect to be different from that of many existing Active ETFs. The lower the intraday premium/discount and the tighter the spread, the more efficient will be the ETF’s pricing mechanism, and the better the execution prices that investors will receive.

To date, Active ETFs have sought to facilitate low-risk arbitrage trades by providing daily portfolio transparency, as required by conditions to their SEC exemptive orders. Because the Adviser is an active manager that uses proprietary research and expertise to manage client portfolios, the Adviser believes that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies transparent on a daily basis. In developing this proposal, therefore, the Adviser has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and

6            There is a distinction between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV. The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market. The “intraday premium/discount” refers to the premium or discount to NAV at which the ETF’s shares trade during trading hours and may be calculated based on the Bid/Ask Price (as defined below) or the most recent trade price relative to NAV. The “end-of-day premium/discount” refers to the premium or discount to NAV at the end of a trading day and may be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the closing price of Shares on the Fund’s Listing Exchange (as defined below). The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer for Shares on the Fund’s Listing Exchange (as defined below) at the time that the Fund’s NAV is calculated. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers. Both the spread and the intraday premium/discount impact the price that an investor will pay or receive in transacting in ETF shares, since the investor buys at the ask and sells at the bid (not the midpoint), and since the intraday premium/discount reflects the midpoint for quoted bid and ask prices.

7            While an ETF’s NAV is not available intraday before the close of trading, other pricing data is, including the ETF’s INAV (as explained below). The purpose of an ETF’s arbitrage mechanism is to create the conditions so that arbitrageurs’ trading drives the ETF’s shares’ market price closer to its NAV, even if that NAV itself is not known to the market.

quality as to permit low-risk arbitrage trades in Shares.8 Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by providing, in lieu of daily portfolio transparency, the Proxy Portfolio and a set of other high-quality proxy information that arbitrageurs will use to derive a hedging basket for positions in Shares. Taken together, this information also will enable arbitrageurs to use the Proxy Portfolio as a high-quality pricing signal reflecting the correlation between the value of a Fund’s NAV and of its Proxy Portfolio. In arriving at these conclusions, Applicants have discussed their proposal with potential market makers and market makers have represented to Applicants that they expect to make markets in Shares based on the signals from the Proxy Portfolio and additional information proposed to be provided.

1.	How Applicants Build On Existing ETFs’ Market Practices

Applicants believe that a high-quality pricing signal is one of the prerequisites to a low-risk arbitrage trade because such a signal enables arbitrageurs accurately to detect and evaluate an arbitrage opportunity. Applicants’ proposal builds on the high-quality pricing signals that some existing ETFs provide the market. Applicants believe that arbitrageurs often calculate in real-time the value of the basket that they will use to hedge transactions in ETF shares. Arbitrageurs then analyze the correlation between changes in the value of this hedge portfolio and changes in the ETF’s actual NAV to determine whether and how to engage in arbitrage transactions and hedge their positions. Arbitrageurs obtain a degree of certainty over this primary pricing signal by calculating it themselves, based on prices that in their experience reflect their ability to transact in the underlying hedging instruments.

Arbitrageurs also use a range of data to quantify and assess the trading risks that arise from differences between, and the volatility of, the values of an ETF’s portfolio and of the basket of securities used to hedge trades in the ETF’s shares. These data are often variations on, or measure in different ways, the tracking error between the value of an ETF’s portfolio and the hedging basket.

Accordingly, each Fund will provide the following information to enable market participants’ efficient hedging of and intra-day arbitrage in Shares:

i.

disclosure of a Proxy Portfolio (as described below), the value of which Applicants expect will be closely correlated with the NAV of the Fund, which market participants could use to estimate the intraday value of the Fund on a real-time basis and determine which transactions to enter into to hedge their positions in and/or arbitrage Shares; and

ii.

disclosure of the Portfolio Overlap, Daily Deviation (as described below) between the Proxy Portfolio and the Fund for the last year, as well as certain quantitative summaries of the Daily Deviation data – Tracking Error and Empirical Percentiles (each, as described below).

Thus, Applicants believe that the Funds’ arbitrage mechanism will build upon pre-existing market practices. Most importantly, Applicants believe that because they will provide a set of high-quality proxy information (as discussed below), arbitrageurs will be able to construct a hedging basket, calculate its real-time value and analyze its correlation with a Fund’s NAV in a way that is broadly comparable to their practices for existing Active ETFs.

2.	Applicants’ High-Quality Proxy Portfolio and Proxy Information

Applicants believe that a high-quality hedging basket also is a prerequisite for a low-risk arbitrage trade. Applicants believe that a high-quality hedging basket is an instrument (or group of instruments) whose performance reliably and highly correlates to the NAV of the relevant Fund, is liquid and trades synchronously with Shares. As described above, Applicants believe that arbitrageurs use information made available to the market by existing ETFs to construct their own high-quality hedging baskets and propose to provide sufficient information to enable arbitrageurs to do the same with respect to the Funds. More specifically, based on discussions with arbitrageurs and

8            The Funds will not make their full portfolio holdings available on a daily basis. Rather, the Funds will comply with the portfolio holdings disclosure requirements applicable to open-end management investment companies. Mutual funds advised by the Adviser typically make their portfolio holdings available on T. Rowe’s website on a quarterly basis, 15 calendar days after the quarter end and the Funds will follow this practice.

the Adviser’s trading experience, Applicants have identified the following as critical attributes of a high-quality proxy portfolio for the Funds which will enable arbitrageurs to construct their own high-quality hedging baskets:

●

Low Tracking Error. The Tracking Error (as defined below) between the performance of a Fund’s identified hedging vehicle (“Proxy Portfolio,” as defined below) and the Fund’s NAV is small – and reliably so – such that the Proxy Portfolio may be used, with accuracy and minimal risk, to hedge an arbitrageur’s position in Shares.

●

Synchronous Trading. The Proxy Portfolio trades (or, in the case of a Proxy Portfolio that is a group of instruments, the various instruments trade) synchronously with Shares on an exchange such that arbitrageurs can establish, at market value, a position in the Proxy Portfolio concurrently with establishing a position in Shares.

●

Liquidity. There is sufficient volume in the Proxy Portfolio (or, in the case of a Proxy Portfolio that is a group of instruments, the various instruments) such that arbitrageurs can establish, at market value, a position in the Proxy Portfolio concurrently with establishing a position in Shares.

In order to help provide these attributes to the Funds’ arbitrageurs to enable them to construct their own high-quality hedging baskets, Applicants have proposed that 100% of the value of a Fund’s investments (other than cash, cash equivalents and Treasury securities) (“Portfolio Positions”) at the time of purchase will be (i) listed on an exchange, and the primary trading session of such exchange will be the same as the primary trading session for the Fund’s Shares and (ii) securities that are “actively-traded securities” within the meaning of rule 101(c)(1) of Regulation M under the Exchange Act9 or exchange-traded futures contracts. The Proxy Portfolio also will meet these standards.

Consistent with these representations, each Fund will invest 100% of its total assets at the time of purchase in the following types of instruments as Portfolio Positions: common stocks and other exchange-traded securities such as REITs, preferred stocks, convertibles, warrants, rights, Shares of other Funds and shares of ETFs and commodity trusts, depositary receipts,10 and – for limited cash management purposes – index futures contracts whose reference index is consistent with the Fund’s investment objective.11

For each Fund, the Adviser will identify its “Proxy Portfolio,” which could be a broad-based securities index (e.g., the S&P 500) or the Fund’s recently disclosed portfolio holdings. Each Fund will consistently invest such that at least 80% of its total assets at the time of purchase (including borrowings for investment purposes) will overlap with the portfolio weightings in its identified Proxy Portfolio. Although the Adviser may change a Fund’s Proxy Portfolio at any time, the Adviser currently does not expect to make such changes more frequently than quarterly (for example, in connection with the release of a Fund’s portfolio holdings). The Adviser will publish a new Proxy

9            “Actively traded securities” within the meaning of Regulation M currently are securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million.

10          The Funds may invest in American Depositary Receipts (“ADRs”) representing foreign securities (collectively, “Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (“Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository. For ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. No affiliated person of the Funds, the Adviser or any Subadviser will serve as the Depository for any Depositary Receipts held by a Fund. Further, Funds investing in Depositary Receipts will comply with the proposed limitations relating to Portfolio Positions described above.

11          If a Fund invests in index futures contracts: (a) its Board periodically will review (i) the Fund’s use of such instruments and (ii) how the investment adviser assesses and manages risk with respect to the Fund’s use of such instruments; and (b) the Fund’s disclosure of its use of index futures contracts in its offering documents and periodic reports will be consistent with relevant Commission and SEC staff guidance.

Portfolio for a Fund only before the commencement of trading of such Fund’s Shares on that Business Day,12 and the Adviser will not make intra-day changes to the Proxy Portfolio except to correct errors in the published Proxy Portfolio. The Adviser also will publish the Portfolio Overlap, Daily Deviation and related summary data on each Business Day. For the reasons described below, Applicants believe that each Fund’s Proxy Portfolio will provide arbitrageurs with a high-quality set of proxy information, including a high-quality pricing signal, and will enable them to construct a high-quality hedging basket.

a.	Low Tracking Error

As discussed above, Applicants believe that arbitrageurs are incentivized to engage in ETF arbitrage trades when the risk of the trade is low. Arbitrageurs, however, cannot know with any certainty the precise risk of an arbitrage trade on the current or any future Business Day. Rather, they must use information from the past to evaluate the likely risk of an arbitrage trade executed today or in the future. More specifically, Applicants believe that they must use historical data about the performance of the ETF whose shares are being arbitraged and the performance of the ETF’s hedging basket. From such data, as well as knowledge of the Portfolio Overlap, Applicants believe that arbitrageurs can develop sufficient insight into the risk of an arbitrage trade to evaluate and price it into the trade. Applicants propose to monitor each Proxy Portfolio so that the performance of a Fund and its Proxy Portfolio will be sufficiently correlated to permit arbitrageurs to use the Proxy Portfolio to help them conduct low-risk arbitrage trades in the Fund’s Shares. While Applicants believe that the tracking error between a Fund and its Proxy Portfolio will be sufficiently low to support effective arbitrage trading, and Applicants will monitor trading and take steps, if necessary, to support such arbitrage (as discussed below), there can be no assurance in this regard. Applicants also propose to provide arbitrageurs with the data that they need about the past performance between each Fund’s NAV and the performance of its Proxy Portfolio to evaluate and price the risk of arbitrage trades in the Fund’s Shares, as described in more detail below.

Applicants expect each Fund continuously to maintain an annualized Tracking Error (as described in more detail below) of 5% or less (between the Fund’s NAV and the return of the Proxy Portfolio); a tracking error of 5% per year is equivalent to an average tracking error of approximately 31 basis points per day. Because of the substantial degree of overlap that will exist between a Fund’s Portfolio Positions and its Proxy Portfolio – at least 80% at the time of purchase – and the choice of other, non-overlapping Portfolio Positions in the Proxy Portfolio, there will be a tight correlation between the performance of the Fund’s portfolio and of the Proxy Portfolio. This correlation will derive from the fundamental and statistical relationship between the two based on this substantial overlap in their portfolio weightings. Thus, Applicants believe that arbitrageurs will have the assurance that they need – i.e., of low Tracking Error between a Fund and its Proxy Portfolio – without daily portfolio transparency, to efficiently conduct arbitrage transactions in Shares. Applicants therefore believe that arbitrageurs will be able to execute low-risk arbitrage trades in Shares, minimizing intraday and end-of-day premiums/discounts and spreads of Shares, given a Proxy Portfolio with an annualized Tracking Error of 5% or less.

b.	Synchronous Trading

Applicants believe that synchronous trading of components of the Proxy Portfolio and of Shares also will facilitate low-risk arbitrage transactions. Thus, Applicants have proposed that 100% of the value of each Fund’s Proxy Portfolio at the time of purchase will trade synchronously on an exchange with the Fund’s Shares.13

To illustrate the importance of the synchronous trading of Shares and the Proxy Portfolio, consider the trading dynamic of foreign index-based ETFs, for many of which, though they are well-received by the market, Applicants believe that arbitrage is not as efficient because of the absence of synchronous trading in their shares and hedging vehicles. Specifically, due to time zone differences, generally none of the component securities in indices underlying foreign Index ETFs trade fully synchronously with the ETF’s shares. While European securities may trade during a

12             “Business Day” is defined to mean any day that the Corporation is open, including any day when it satisfies redemption requests as required by section 22(e) of the Act.

13             Applicants deem a Proxy Portfolio to trade synchronously with Shares if the primary trading session of the Proxy Portfolio (or, in the case of a Proxy Portfolio that is a group of instruments, of 100% of the value of the instruments) is the same as the primary trading session of the Shares of the relevant Fund.

domestic ETF’s morning trading session, they typically will not trade during the domestic ETF’s afternoon trading session, and Asian securities in a foreign index typically will not trade at all during the domestic ETF’s trading day. As a result, arbitrageurs cannot obtain positions in the index components to hedge a position in the ETF’s shares during the ETF’s trading day. They therefore must conduct any arbitrage or hedging transactions relating to the ETF’s shares using substitutes for the index securities, such as ADRs and U.S.-traded index futures. Because these substitutes are generally not perfectly correlated with the ETF’s deposit basket or ETF portfolio, they introduce additional costs and risks into the arbitrage trade. As a result, Applicants believe arbitrageurs require greater profit potential in connection with trades in the ETF’s shares, which may cause the ETF’s shares to trade at greater intraday trading spreads or premiums/discounts than the shares of a domestic ETF for which the hedging vehicle trades synchronously.

Nevertheless, as noted above, many foreign Index ETFs have been well received by the market, and the trading volume in certain foreign Index ETFs is routinely among the highest of all domestic ETFs. Applicants acknowledge that arbitrageurs’ knowledge of the components of the index facilitates the substitution process. Nonetheless, Applicants believe that arbitrageurs’ use of substitution to successfully construct a hedge and/or arbitrage basket for an ETF whose hedging basket does not trade synchronously with the ETF’s shares serves as useful precedent for the Funds: since arbitrageurs in these ETFs are required to engage in substitution – the same type of substitution as will be necessary in the absence of daily portfolio transparency – the experience of the ETF market suggests that substitution using a Proxy Portfolio will be successful. Moreover, arbitrageurs in Shares will be given sufficient information – in the form of the Proxy Portfolio, the Portfolio Overlap, Daily Deviation, Empirical Percentiles and Tracking Error, as described below – to effectuate substitutions that are at least as accurate, or more accurate, than the substitutions that they make for foreign index-based ETFs. Applicants’ beliefs are supported by the Adviser’s discussions with market makers, which have indicated that Applicants’ proposed synchronous trading standard will be sufficient to enable them to hedge trades in Shares.

c.	Liquidity

Arbitrageurs’ ability to engage in hedge and arbitrage transactions with respect to positions in Shares will be facilitated by the liquidity of the Fund’s Portfolio Positions and of the Proxy Portfolio. One-hundred percent (100%) of the value of every Proxy Portfolio at the time of purchase will be liquid and listed on an exchange. In many cases (including in the case of the Funds), the Proxy Portfolio will include some of the most liquid securities trading in the market today. As a result, the value of the Proxy Portfolio – as dictated by its market price (or the market prices of the various instruments in it) – will always be known to arbitrageurs for purposes of hedging transactions; and the component instruments will be readily available to arbitrageurs for purchase or sale in connection with their hedge and/or arbitrage transactions with respect to Shares. In this respect, the Proxy Portfolio will provide information to construct at least as effective a hedging basket as that for many fixed-income ETFs, the underlying securities for which often trade in markets that are less liquid than those in the Funds’ Proxy Portfolios. Because Applicants expect the Proxy Portfolios for the Funds to have low Tracking Error, synchronous trading and sufficient liquidity, Applicants believe that the Proxy Portfolios will provide high-quality proxy information that will enable arbitrageurs to construct their own high-quality hedging baskets.

d.	Impact of Proxy Portfolio Conditions

As discussed above, Applicants expect that the Proxy Portfolio, the Portfolio Overlap, the Daily Deviations and related information will provide a set of high-quality proxy information that arbitrageurs will use to construct a hedging basket. Applicants also expect that arbitrageurs will calculate their own real-time value of the Proxy Portfolio using pricing sources that in their experience value the Proxy Portfolio’s constituent securities at levels that reflect their ability to transact in those securities, in determining whether and how to engage in arbitrage transactions and hedge their positions. The Portfolio Overlap, Daily Deviation, Tracking Error and Empirical Percentile data, as described below, will help them in this determination by describing the market behavior of the Proxy Portfolio and how it relates to the Fund’s portfolio holdings, and by providing historical valuation data and analysis. Applicants also expect that arbitrageurs may analyze the correlation between changes in the value of a Fund’s Proxy Portfolio against changes in the INAV in making determinations regarding hedging transactions.

Applicants observe that for existing ETFs arbitrageurs commonly trade securities that are not held in the underlying ETF’s portfolio. An arbitrageur’s hedging basket for existing ETFs frequently is not identical to the ETF’s creation or redemption basket, but rather a subset of constituents or substitute investments, an optimized basket, or a derivative instrument that the arbitrageur deems to have acceptable tracking error. By using a hedging basket consisting of far fewer investments than the ETF’s disclosed basket (including, in many cases, investments that are not included at all in the ETF’s portfolio), an arbitrageur can minimize transaction costs, mitigate liquidity risk, and simplify its hedging strategy. Arbitrageurs also typically employ a range of risk-management techniques when constructing hedging baskets, to manage general market risk, factor risks, and security-specific risks.

Applicants expect that arbitrageurs will follow similar practices for the Funds. The Proxy Portfolio, just like existing transparent ETFs’ creation and redemption baskets, is designed to give arbitrageurs information to assist them in constructing their own hedging baskets, not to provide the instruments that the arbitrageur must include in those hedges. Arbitrageurs will use the information disclosed by the Applicants to statistically customize their own hedging baskets so as to manage the total costs and impact of establishing and transacting in the hedge with acceptable tracking error, while using the same risk management techniques as for existing ETFs.

For these reasons, Applicants expect that arbitrageurs will be able to use the Proxy Portfolio and the other proxy information provided by the Funds to construct a hedging basket and derive a high-quality pricing signal, which will be comparable to the hedges and pricing signals that they use for existing ETFs. Taken together, this set of proxy information will enable arbitrageurs to engage in transactions that will keep the intraday premiums/discounts and spreads of Shares low. In addition, Applicants expect that they will encourage market makers in ETF shares to quote tighter bid/ask spreads by providing the Proxy Portfolio and by abiding by the representations above relating to the efficiency, depth, liquidity and degree of synchronous trading of the markets for Portfolio Positions and for the instruments underlying the hedging basket.14

In connection with orders granted to Vanguard, the Commission has previously embraced the view that full portfolio transparency is not required for an arbitrage mechanism to operate in a manner that warrants relief: the hedging vehicle for a Vanguard fund is not the same as the fund’s portfolio positions, but rather a basket whose value is highly correlated with that of the fund’s portfolio, much like the Funds’ Proxy Portfolios.15 The Commission’s

14             The spread offered by a market maker is generally viewed as compensating the market maker for providing liquidity and accepting exposure to risk in the process. The risk component in the spread compensates a market maker for exposure to the risks deriving from uncertainty about the profitability of a trade. These risks derive from the uncertainties described above and also from adverse selection – trading with better informed counterparties. Market makers increase spreads if they are worried that an informed trader may have superior information about short-term price dynamics and may exploit that information to impose a loss on the market maker. However, the same information about the Funds’ Portfolio Positions will be available to all arbitrageurs and investors, and thus Applicants do not expect this kind of information asymmetry to arise. The liquidity component in the spread compensates a market maker for providing liquidity and varies with trading volume, which Applicants do not expect to be different from that of many existing Active ETFs. For each of the Funds, Applicants will publish on the Funds’ website monthly average bid/ask spread data and the median bid/ask spread for the Fund’s most recent fiscal year so that arbitrageurs and investors may use this information in evaluating whether to trade or invest in the Funds.

15             The Vanguard Group, Inc. has requested and received exemptive relief that permits it not to conduct in-kind creation unit transactions that involve pro rata slices of the portfolio. Vanguard first received the relief in connection with its original request to launch ETFs not as stand-alone funds – as had previously been done – but rather as a share class of existing mutual funds. In the application for the relief, Vanguard explained that the relief was necessary because certain of the mutual funds that would have an ETF share class under the requested order tracked large indexes (such as the Wilshire 5000 Index) comprised of thousands of stocks. Vanguard stated that such mutual funds did not (and as a result the ETF share class of them would not) invest in all of the stocks in the index but rather in a representative sample of the stocks in the index. They suggested that, despite such representative sampling, some funds might still invest in more than 1000 stocks and that with respect to such funds the in-kind deposit could not, as a “practical” matter, include all of the stocks in the fund (i.e., it could not be a pro rata slice of the portfolio). Instead, Vanguard represented, the in-kind deposit would simply be “a basket of securities… consisting of stocks selected by the [a]dviser from among the stocks contained in the issuing fund’s portfolio.” As a result of the Commission granting an order on this exemptive application that does not impose the pro rata slice requirement, the portfolios of Vanguard’s index-based ETFs are not transparent. In this regard, they are unlike the portfolios of many other Index ETFs, which may provide transparency by using in-kind baskets that are pro rata slices of their portfolios (and they are unlike Active ETFs that are explicitly required to provide daily portfolio disclosure). Vanguard Index Funds, et al., Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (File No. 812-12094); Vanguard Index Funds, et al., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order) (File No. 812-12912); Vanguard International Equity Index Funds, et al., Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order) (File No. 812-12860); Vanguard Bond Index Funds, et al., Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order) (File No. 812-13336).

actions in this regard have been justified by the success of the Vanguard ETFs. Applicants’ proposal builds upon the Vanguard orders by facilitating the construction of a similar high-quality hedging basket. Applicants acknowledge that arbitrageurs’ knowledge of the components of the index supports their confidence in creating a hedging basket for trades in these ETFs’ shares. Nonetheless, based on the Adviser’s discussions with market makers, as well as Vanguard’s experience, Applicants believe that their proposal will result in a high-quality hedging basket with demonstrably low Tracking Error, and that thus the Fund’s arbitrage mechanism can operate at least as efficiently as the arbitrage mechanism of many existing, fully transparent ETFs.

Applicants acknowledge that circumstances may occur in which markets operate less efficiently or with less liquidity and/or trading volume than normally. In such circumstances, intraday premiums/discounts may grow larger and spreads may widen for all or most ETFs. Nonetheless, Applicants believe that the Funds’ arbitrage mechanisms will function as well as those of many existing ETFs. Because of the Applicants’ proposed conditions, the securities in the Funds’ portfolios and Proxy Portfolios will almost all be in U.S. equities (or futures thereon), listed on U.S. exchanges, trading in the deeper and more liquid markets synchronously with Shares. Even in abnormal market conditions, the pricing signals and hedging vehicles for the Funds, and thus hedging and arbitrage transactions in Shares, will be less risky than those for many existing ETFs, such as some ETFs investing in fixed income or foreign securities. Applicants thus expect that in such circumstances the Funds’ arbitrage mechanism will maintain intraday premiums/discounts at least as low, and spreads at least as narrow, as those of many existing ETFs.

e.	Potential Market Effects of Proxy Portfolio Construction

Applicants acknowledge that a Fund’s Proxy Portfolio may contain securities not included in the Fund’s portfolio. Applicants recognize the potential that arbitrageurs’ trading in such non-portfolio securities could impact the market for those securities. Nonetheless, for the reasons set forth below, Applicants believe that arbitrageurs’ trading in hedging baskets derived from the Proxy Portfolio will have a similar market impact as their trading in the creation and redemption baskets for fully transparent ETFs.

First, the Proxy Portfolio is structured so as to minimize the potential for market impact. The Proxy Portfolio will be the Fund’s most recent quarterly portfolio holdings or, in some cases, a broad-based securities index – and in either case, each Fund will consistently invest such that at least 80% of its total assets at the time of purchase (including borrowings for investment purposes) will overlap with the portfolio weightings in its identified Proxy Portfolio. The Proxy Portfolio therefore will have substantial overlap with the Fund’s portfolio securities. Applicants recognize that the Proxy Portfolio may include securities that have been eliminated from the actual portfolio since the last quarter’s end. However, Applicants believe that the Adviser’s focus on managing diversified portfolios using fundamental research with a long-term time horizon will be reflected in the number of portfolio holdings and low turnover rate for the Funds. As a result, the number and size of differences between the actual portfolio and Proxy Portfolio will generally be insignificant. Applicants therefore believe it is unlikely that trading in the constituents of the Proxy Portfolio would materially affect the price of these securities that are no longer in the Fund’s portfolio.

Second, it is in Applicants’ interest to ensure that the Proxy Portfolio remains an accurate representation of the current Fund portfolio, and for the Adviser to take steps to minimize or eliminate any pricing distortion solely caused by the presence of an investment in the Proxy Portfolio. Applicants represent that the Adviser’s Capital Markets team will monitor for any such dislocation and would remove an investment from the Proxy Portfolio (and publish the revised Proxy Portfolio) if the trading of such investment were to cause significant trading disparities in Fund Shares or if the Adviser was aware that market makers faced significant challenges in their hedging activities related to Fund Shares.

Third, Applicants note that 100% of the value of every component of a Proxy Portfolio at the time of purchase will be liquid and listed on an exchange. Applicants believe that the liquidity of the Proxy Portfolio’s constituents assures that trading activity of the type engaged in by arbitrageurs would not, in and of itself, cause unusual disruption or price volatility in the market. In the case of abnormally large trades, Applicants believe that the arbitrage mechanism that underlies the Funds will regulate any price swings in proxy securities much like it does for securities present in existing ETFs.

Finally, as discussed above, an arbitrageur’s hedging basket for existing ETFs frequently is not identical to the ETF’s creation or redemption basket. Thus, in practice arbitrageurs typically trade other securities not held in the

ETF’s portfolio when creating their own hedges. Even fully transparent ETFs often give rise to trading activity in instruments (including publicly traded securities) that are not included in an ETF’s portfolio due to arbitrageurs’ hedging activities. Moreover, the daily disclosure of the Portfolio Overlap will provide arbitrageurs with additional information that will enable them to construct efficient hedging baskets that Applicants believe will have similar market impact as for existing ETFs. Applicants therefore believe that the Proxy Portfolio is no more likely than the creation/redemption baskets for existing ETFs to lead to substantial additional trading in securities not in the portfolio arising from market participants’ hedging activities.

f.	Potential for Confusion from Proxy Portfolio

Each Fund’s prospectus will clearly disclose that the Proxy Portfolio is not a precise rendition of the Fund’s Portfolio Positions at any given time. Furthermore, the Portfolio Overlap will be publicly disclosed on each business day. The Portfolio Overlap will quantitatively illustrate the differences in the constituents of a Fund’s actual portfolio and its Proxy Portfolio. Applicants therefore do not believe the potential inclusion in the Proxy Portfolio of securities not in the Fund’s current portfolio will cause confusion in the marketplace.

3.	Portfolio Overlap/Daily Deviation/Tracking Error Data

Applicants propose to provide arbitrageurs with a key data set, comprised of four components. First, the Adviser will provide the Portfolio Overlap for each Fund on each Business Day. Second, for each Fund, Applicants will provide arbitrageurs with the “Daily Deviation” between the performance of the Fund’s NAV and its Proxy Portfolio for the most recent rolling one-year period, which will be calculated using prices as of the end of each relevant trading day. In addition, Applicants will provide two summaries of the Daily Deviation data in the form of a Tracking Error measure and a series of Empirical Percentiles. Each of these metrics is discussed at length below. The latter three data sets represent similar data organized in different ways.

i.	Portfolio Overlap

The Portfolio Overlap is a measure, expressed as a percentage of portfolio weight, of the overlap between a Fund’s Proxy Portfolio and its actual portfolio. The Adviser will calculate and disseminate this information each Business Day on the Funds’ website. Applicants believe that the Portfolio Overlap will support the use of the Proxy Portfolio by arbitrageurs in determining hedging transactions.

ii.	Daily Deviation

The Daily Deviation is calculated each day of the most recent rolling one-year period, as the difference between the performance of a Fund’s NAV and of its Proxy Portfolio.16 As such, each Daily Deviation directly captures the performance difference between a Fund’s Proxy Portfolio and its NAV on one trading day during the measured period. The Daily Deviation can be calculated over any number of Business Days. Applicants propose to provide data for the most recent one-year period (rolling, and updated on a daily basis). Applicants believe this level of data will be sufficient for arbitrageurs to develop the necessary insights into the relationship between the performance of a Fund’s Proxy Portfolio and the Fund’s NAV. In particular, with such data, arbitrageurs will be able to examine the reported Daily Deviations over any desired interval during the one-year period to evaluate the degree of risk involved in entering into an arbitrage trade in the Fund’s Shares, using the Proxy Portfolio to construct a hedging basket for an open position in the Shares.

iii.	Tracking Error

16             The Adviser will calculate and disclose daily each Fund’s Tracking Error, Daily Deviations and Empirical Percentiles over the preceding rolling one-year period. Upon inception, each Fund’s Tracking Error, Daily Deviation and Empirical Percentile data will be updated daily to increasingly reflect the current performance of the Fund.

Tracking Error summarizes the Daily Deviation data in a useful way by providing information about the range of observed Daily Deviations over one year. Applicants define “Tracking Error” to mean the standard deviation of the Daily Deviation (between a Fund’s NAV performance and that of its Proxy Portfolio), as observed over the past year.17 Tracking Error measures the ability of the Proxy Portfolio to accurately reflect changes in the Fund’s NAV and allows arbitrageurs to estimate the risk of large Daily Deviations by examining the variability of Daily Deviations over the past year. Thus, to the extent that arbitrageurs, as Applicants believe, consider the risk of an arbitrage trade in Shares to be directly related to potential Daily Deviations between a Fund and its Proxy Portfolio today and in the future, arbitrageurs can use Tracking Error to evaluate this risk and to determine whether, and how, to conduct arbitrage transactions in Shares.

iv.	Empirical Percentiles

To further supplement the information available to arbitrageurs, Applicants also will provide arbitrageurs with the Funds’ “Empirical Percentiles.” More specifically, Applicants will tabulate and disclose Empirical Percentiles of Daily Deviations, over the past one-year period, at the following levels: 99%, 95%, 90%, 75%, 50%, 25%, 10%, 5% and 1%. Each Empirical Percentile represents the value of Daily Deviations (in basis points) exceeded by a specific percentage of all Daily Deviations over the past year. For example, the 99% Empirical Percentile tells arbitrageurs that only 1% of all Daily Deviations over the past year exceeded X basis points. In this way, the Empirical Percentiles allow arbitrageurs to better predict the likelihood of a Daily Deviation being more than X. Stated differently, the Empirical Percentiles give arbitrageurs differing levels of confidence that Daily Deviations will be confined to a certain number of basis points.

The Adviser believes that under the circumstances described, given the high degree of overlap, the high correlation and low Tracking Error between each Fund’s Portfolio Positions and its Proxy Portfolio, arbitrageurs will be able to use the Proxy Portfolio to construct a high-quality hedging basket for the Fund. Arbitrageurs will know the Daily Deviation for the last rolling one-year period between the Fund and the Proxy Portfolio, the Empirical Percentiles and the Tracking Error. Together, Applicants believe that these measures will help arbitrageurs to evaluate and mitigate the risk of an arbitrage trade in Shares and to use the Proxy Portfolio to construct a hedging basket for open positions in Shares.18

4.	INAV

Applicants expect that the Proxy Portfolio, as well as the related information disseminated by the Adviser, will be the primary pricing signal and will provide other information considered by market participants in making low-risk arbitrage trades with respect to the Fund. In addition, Applicants expect to disseminate an INAV during the course of each Business Day. An independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s (as defined below) core trading session, using the same calculation methodology as for existing ETFs.19

A Fund’s INAV will represent the Fund’s estimated NAV, which will be the value of the Fund’s Portfolio Positions, on a per Share basis, and the method for calculating INAV will otherwise be the same as for existing ETFs.

17             Although Daily Deviations are based on the returns from a single day, it is the general market convention that Tracking Error is reported on an annualized basis. Assuming a normal distribution of returns by both a Fund and its Proxy Portfolio, Applicants believe that the Daily Deviation between the Fund and Proxy Portfolio will be less than Tracking Error roughly 68% of the time.

18             Under current market practice for traditional ETFs, a basket of securities representing the current holdings of the fund is disclosed to all market participants. With this basket as input, as well as other market data, market makers have the ability to utilize their own proprietary models and algorithms in order to calculate real-time estimates of the value of the fund throughout the trading day and construct hedge portfolios. Applicants propose to provide the same type of portfolio holdings information in exactly the same manner as current practice, but on a less frequent basis. Based on discussions with market makers, Applicants expect that market makers will not need to change the way they utilize their models and algorithms in making markets in Fund Shares.

19             Applicants recognize the limitations of the INAV for existing ETFs and have proposed oversight procedures intended to avoid these issues and foster accuracy in pricing the underlying instruments.

Each Fund’s INAV provider will be provided with the identity of all of the Fund’s Portfolio Positions.20 The INAV will be disseminated by the INAV provider to the marketplace at 15-second intervals in the same manner as for existing ETFs.

Applicants expect that any deviations between the last published end-of-day INAV and the actual NAV of a Fund would likely be very small in size and/or of very short duration. Since the INAV will be calculated based on a Fund’s Portfolio Positions, any deviations will derive from differences in the prices used to calculate the INAV and NAV.21 Since the Funds’ Portfolio Positions would consist largely of liquid, exchange-traded securities that trade synchronously with the secondary market for Shares, Applicants expect that both the NAV and the INAV will be impacted identically by most issues that disrupt normal trading.22 Applicants expect that the INAV will faithfully transmit prices of its securities in 15-second intervals even during periods of stress as long as the securities are priced and reported by the exchanges.

The Funds will adopt uniform procedures governing the calculation and dissemination of the INAV, and the Adviser will bear responsibility for the oversight of that process (“INAV Procedures”). The Adviser will also, as part of that oversight process, periodically, but no less than annually, review the INAV Procedures.23 Any material changes to the procedures will be submitted to the Funds’ Audit Committee for review. The methodology for calculating the INAV will be disclosed in the Funds’ statement of additional information (“SAI”). In addition to the INAV Procedures, the Adviser and a governance group at T. Rowe (“Governance Group”) will monitor the calculation and dissemination of each Fund’s INAV and track whether there are any errors in the disseminated INAV. The Adviser and the Governance Group will oversee the INAV provider’s controls, methodologies, policies and procedures in a manner based on the Adviser’s oversight of third-party pricing vendors. The Adviser annually will report to the Funds’ Audit Committee on this oversight, as well as information regarding any material errors or issues of which the Adviser and the Governance Group become aware during the year.24

5.	Protection from Reverse Engineering

Applicants have focused on the possibility that market participants might reverse engineer a Fund’s portfolio to front-run its trades or to free-ride on the Adviser’s investment decisions, which could result in potential harm to the Fund and investors. More specifically, the concern associated with reverse engineering is that adversaries could use a Fund’s quarterly disclosed portfolio holdings, its INAV, and the then-current prices of the Fund’s prior day’s holdings, which are reflected in the INAV, to ascertain the Fund’s portfolio. These adversaries would be attempting either (a) to determine the changes in a Fund’s portfolio in order to predict with sufficient certainty the Fund’s current positions over multiple days to then try to predict pending or upcoming trades so as to front-run them, or (b) to ascertain the Fund’s current portfolio so as to free-ride on the Adviser’s investment decisions. To address this concern, the Adviser engaged a professor of mathematics and statistics to collaborate with the Adviser to perform a detailed study of the potential for reverse engineering of a Fund’s portfolio by market participants.25 The Adviser’s study took on

20            Each Fund’s INAV provider will be subject to a confidentiality agreement with respect to Fund portfolio information. The INAV provider will represent that it will not use Fund information for purposes other than facilitating the operations of the Funds and that it has safeguards to prevent insider trading using the information.

21             Applicants do not believe that intra-day portfolio turnover will be the cause of any deviations between the INAV and NAV. The reason derives from the link between the standard mutual fund accounting processes that the Funds will use and the arbitrage mechanism for ETFs. As proposed, the INAV for the Fund for a given day T will be calculated by the INAV provider using the portfolio holdings from the previous day, T-1, as provided by the Fund custodian prior to the open of trading on day T. These same holdings will be used to calculate INAVs throughout the day T without change. In addition, the Fund’s NAV will be calculated at T+1. This is consistent with current practice for existing ETFs.

22            To the extent a security’s last trade price is stale or otherwise inaccurate, the Adviser’s Valuation Committee will implement any fair valuation adjustments as necessary or appropriate pursuant to the applicable Fund’s valuation procedures.

23             The INAV Procedures will be covered by each Fund’s compliance program and other requirements under Rule 38a-1 under the Act.

24             By monitoring the divergences between the official Fund NAV and the INAV calculated at market close, the Fund or its agents can identify any quality control issues with the calculation of the INAV.

25             Florian A. Potra, Ph.D., Professor, Department of Mathematics and Statistics, University of Maryland, Baltimore County and James A. Tzitzouris, Jr., Ph.D., Investment Analyst and Vice President, T. Rowe Price Associates, Inc.

the stance of a hypothetical adversary and attempted, with a number of computational optimization techniques, to seek to determine a Fund’s portfolio with minimal differences.

Based on all aspects of this study, Applicants conclude that potential adversaries and other observers without inside information about the Adviser’s portfolio management will not be able to reverse engineer a Fund’s portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions. The study strongly indicates that reverse engineering the Funds will be nearly impossible for at least two reasons: (1) the high degree of correlation that is typical for changes to the prices of a Fund’s holdings will make it implausibly unlikely that an adversary could infer which particular securities caused changes in the Fund’s INAV and (2) because the Fund’s INAV will be calculated and rounded only to two decimal places (i.e., the nearest cent) and scaled based on an initial NAV of $25 per share, the published changes to the INAV will not reflect sufficient information for a potential adversary to infer which securities’ prices caused these changes.

6.	Conclusion

In sum, Applicants believe that, even without daily portfolio transparency, given a Proxy Portfolio of the quality described, which trades synchronously with Shares, has performance that is highly correlated with the Fund’s NAV, and has disclosed Portfolio Overlap, Daily Deviation, Empirical Percentile and Tracking Error measures, arbitrageurs will be enable to construct a high-quality hedging basket that they understand and can use to effectuate low-risk arbitrage trades in Shares. Accordingly, the information proposed to be provided by Applicants will build upon and be similar to the pricing and hedging signals of existing ETFs. Armed with these tools, arbitrageurs should be able to conduct low-risk hedge and arbitrage transactions in Shares and have confirmed such in conversations with Applicants. Accordingly, Applicants believe that the market price of Shares will closely track the relevant Fund’s NAV and reflect minimal intraday and end-of-day premiums/discounts to NAV and narrow spreads. Indeed, based on the Adviser’s discussions with market makers, the arbitrage mechanism proposed for the Funds will be at least as effective as the arbitrage mechanism relied upon by certain existing ETFs (given the relatively lesser liquidity and/or absence of synchronous trading in their hedging vehicles and shares). Applicants thus believe that, notwithstanding the absence of daily transparency into Fund portfolios, Shares will trade at intraday premiums/discounts that are as small as, or smaller than, and with spreads that are as narrow as, or narrower than, those of many existing ETFs.

C.	Other Features of the Funds

Except for the unique features of the Funds described above, the Funds will generally operate in the same manner as existing ETFs.

1.	Organization

Each Fund will be organized and registered as an open-end management investment company (or series thereof). Each Fund will adopt fundamental and non-fundamental policies. Each Fund and its Shares will be registered under the Securities Act of 1933, as amended (“Securities Act”), and the Act.

Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” under the Internal Revenue Code (“Code”). Under such circumstances, dividends and other distributions by ETFs will be declared and paid in the same manner as by other registered open-end investment companies.

2.	Oversight by the Funds’ Board

The Funds’ Board will oversee the effectiveness of the Funds’ arbitrage mechanism. As part of this oversight, the Board will receive periodic reports from the Adviser summarizing key data and metrics relating to the Funds’ trading performance. This information is intended to be both informational and instructive and will be designed to familiarize the Board members with the Funds’ arbitrage mechanism, as well as to provide them with historical information that will help them to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny.

Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of an arbitrage or pricing issue. Pursuant to Applicants’ policies and procedures, for at least the first three years after the launch of a Fund, the Board will review the Fund’s arbitrage mechanism on a regular basis, but no less frequently than annually. To assist the Board in its review, the Adviser will provide for each Fund any data or other information that the Board deems reasonably necessary. In addition, the Adviser will monitor the premium/discount between the Fund’s market price and its NAV in the event that it exceeds a pre-set threshold for more than a given number of days in any quarter or a given number of consecutive days, such time periods to be determined by the Adviser and, if such thresholds are exceeded, to be reported to the Board. The Adviser will review with the Board each Fund’s premium/discount at least annually and will engage the Board in a principles-based discussion regarding the metrics and thresholds used in monitoring the effectiveness of a Fund’s arbitrage mechanism. The Adviser also will monitor each Fund’s annualized Tracking Error to determine whether it increases beyond a threshold of 5%. The Adviser will report to the Board when a threshold is crossed and when, in its judgment, changes in these metrics are material. In addition, the Board will review monitoring data generated by the Adviser as part of the regular review process.

Further pursuant to such procedures, if the Adviser identifies trading issues or determines that the arbitrage mechanism is not working as intended, the Adviser may determine to disclose additional information to the public pursuant to such procedures or to update the Proxy Portfolio to include positions as of a date more recent than that of the last quarter’s end. The range of corrective measures taken by the Adviser may vary depending on the particular facts and circumstances relating to a Fund’s operations, and may include, among other actions, publishing additional information about a Fund to the marketplace, releasing Fund information with more frequency, modifying the Proxy Portfolio, and other appropriate measures. During times of unusual market volatility, where a significant portion of a Fund’s portfolio securities are subject to a trading halt or have a last trade price that the Adviser deems unreliable, the Adviser will engage in heightened intraday monitoring of Share and Portfolio Position trading, and, if the Adviser determines that it is in the best interest of the Fund, may request that the Exchange halt trading of Shares. Any such corrective measures will be reported to the Board at its next regularly scheduled meeting. If the Adviser determines that these measures do not sufficiently mitigate the trading issues and it appears that the arbitrage mechanism is not working, and would not work, as anticipated, the Adviser would notify the Board and the Adviser and the Board would determine whether further action is needed and what actions are in the best interests of the Fund and its shareholders. The Adviser will retain discretion to modify a Fund’s monitoring parameters as needed, consistent with the Adviser’s discussion with the Board, and will report to the Board as to the action taken. The Board may consider and authorize additional corrective measures if deemed necessary.

In addition, for at least the first three years after the launch of a Fund, the Adviser will promptly call a meeting of the Fund’s Board (and will present to the Board recommendations for appropriate remedial measures) if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the market closing price or the mid-point of the bid-ask spread at market close of Fund Shares, on the one hand, and the Fund’s NAV, on the other, exceeds a threshold set by the Adviser (the “Corrective Action Threshold”) or the bid-ask spread exceeds the Corrective Action Threshold.26 In such a circumstance, the Adviser will recommend that the Board consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to narrow the premium/discount or spread, as applicable, among other considerations. The Board will then decide whether to take any such action. Such actions may include, but are not limited to, changing lead market makers, listing the Fund on a different exchange, changing the size of Creation Units, changing the Fund’s investment objective or strategy, or liquidating the Fund.

26            The Corrective Action Threshold will be set on a Fund-by-Fund basis based on the specific circumstances of each Fund and will be in all cases subject to the review and oversight of a Fund’s Board. Applicants reserve the right to adopt additional or lower Corrective Action Thresholds to the extent deemed appropriate, subject as well to the review and oversight of a Fund’s Board.

3.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the State of Maryland. Shares will be registered in book-entry form only. No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants. Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

4.	Listing and Trading

Shares will be listed on an Exchange in the same manner as other ETF shares. The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).

Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Exchange (in collaboration with the Adviser) will select, designate or appoint one or more market makers for the Shares of each Fund.27 As long as a Fund operates in reliance on the requested Order, its Shares will be listed on an Exchange.

5.	Purchases and Redemptions of Creation Units

a.	General

The Corporation will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each Business Day. The Corporation will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares and be offered at an initial price of $25 per Share. Creation Units of the initial Fund and certain future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instrument for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s designated Proxy Portfolio, except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis, as described

27            If Shares are listed on the NYSE Arca, Inc. (“Arca”), NASDAQ Stock Market LLC (“Nasdaq”), Chicago Board Options Exchange (“CBOE”) or a similar electronic Exchange, one or more member firms of that Exchange will act as market makers and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular market maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two market makers must be registered in Shares to maintain a listing. In addition, on Arca, Nasdaq and CBOE, registered market makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares or of shares of an Affiliated Fund (as defined below).

below or, in a case where the Fund’s designated Proxy Portfolio is a broad-based securities index (e.g., the S&P 500), the Deposit Instruments and the Redemption Instruments for a Fund may be an existing ETF which tracks the same broad-based securities index.

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets that are in the best interests of the Fund, including the process for any revisions to or deviations from, those parameters. The Fund’s basket policies and procedures would be covered by the Fund’s compliance program and other requirements under rule 38a-1 of the 1940 Act.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis. In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any) for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Proxy Portfolio will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units entirely or in part on a cash basis.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

b.	Timing

The Funds will issue and redeem Shares in Creation Units at the NAV per Share next determined after an order in proper form is received. Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NYSE market close (“Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (“Transmittal Date”). All Creation Unit orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date. When the Listing Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the Business Day.

c.	Transaction Fee

A Fund may recoup the settlement costs charged to it by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC Process is generally more expensive than the NSCC Process, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than investors transacting through the NSCC Process.28 No Fund will impose sales charges on purchases of Shares. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.29 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.30 Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.

6.	Secondary Market Pricing of Shares

The market price of Shares will be based on the current Bid/Ask Price in the secondary market. Such price, like the price of all traded securities, will be subject to the factors of supply and demand, as well as the Fund’s NAV. The price of Shares in the secondary market, however, will not have a fixed relationship to the current or previous day’s NAV. Rather, the price at which Shares trade in the secondary market may be below, at or above the NAV. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Further, secondary market transactions in Shares are expected to be subject to brokerage fees and charges.

7.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, though certain Brokers may make a dividend reinvestment service available to their clients. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from Fund distributions will be an expense borne by the individual Beneficial Owners reinvesting through such service.

8.	Availability of Information

A great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available at no charge prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. In addition, the website will include the following:

●

Quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price of Shares, and a calculation of the end-of-day premium/discount of the Closing Price or Bid/Ask Price against such NAV.

●	The Fund’s Proxy Portfolio, as well as the Portfolio Overlap, Daily Deviation (for the last rolling one-year period), Empirical Percentiles and Tracking Error of the Proxy Portfolio.

28            Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

29             In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

30             Where a Fund permits or requires an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

●	Monthly average bid/ask spread data, as well as the median bid/ask spread for the Fund’s most recent fiscal year.[31]

●

A legend that will highlight for investors the differences between the Fund and Active ETFs. As discussed in more detail below, the legend will state that, unlike other Active ETFs, the Fund does not disclose its portfolio holdings each day, but instead publishes a Proxy Portfolio[32] each day during normal trading hours. The legend will also include prominently in clear bullet style the risks of the Fund relative to other ETFs.

Investors interested in a particular Fund can also obtain its Prospectus, SAI, Shareholder Reports, Form N-CSR and Form N-CEN. The Prospectus, SAI and Shareholder Reports will be available free upon request from the Funds, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to more information about them than what is normally available about a security of an open-end investment company. Specifically, information regarding the market price of Shares and trading volume in Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information may be published daily in the financial section of newspapers. Further, as described above, the Listing Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association or other widely disseminated means each Fund’s INAV.

9.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Corporation will be classified and registered under the Act as an open-end management investment company, neither the Corporation nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features described in this application that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Each Fund will prominently display a legend in its prospectus, on its website and in its marketing materials that will highlight for investors the differences between the Funds and Active ETFs. The proposed legend will appear prominently beneath the Fund name the first time it appears in the prospectuses (on both the outside front cover of each Fund’s prospectus and summary prospectus), website and marketing materials. This legend will state that, unlike other Active ETFs, the Fund does not disclose its portfolio holdings each day, but instead publishes a Proxy Portfolio each day which is not identical to the Fund’s Portfolio Positions. The legend will further disclose in plain English that, (1) although the Proxy Portfolio is intended to provide investors with information sufficient to allow for an effective arbitrage mechanism that will maintain the market price of the Fund at or close to the underlying NAV of the Fund, there is a risk that market prices may vary significantly from the underlying NAV of the Fund; (2) ETFs like the Fund that trade on the basis of a Proxy Portfolio without daily portfolio holdings disclosure are new, and there is a risk that it may cost investors more money to trade Shares because Shares may trade at a wider bid/ask spread than shares of other ETFs; (3) market participants may attempt to use the Proxy Portfolio and other published data on the Fund’s portfolio to reverse engineer the Fund’s trading strategy, which if successful, could increase opportunities for certain predatory trading practices, such as front-running, that may have the potential to harm Fund shareholders; and (4) the Fund is new, and there is a risk that the Fund might perform differently than other ETFs during periods of market disruption. The Prospectus will also contain disclosure relating to the risks of investing in a Fund, including risks related to investing in an investment product with no trading history that will operate differently from existing Active ETFs.

31            The bid/ask spread will be calculated based on the National Best Bid and Offer at the time of calculation of the Fund’s NAV (or based on a similar trading data metric as applicable under any future ETF exemptive rule adopted by the Commission).

32            This legend also will disclose that the Proxy Portfolio is not identical to the Fund’s Portfolio Positions.

Further, in all marketing materials where the features or method of obtaining, buying or selling Shares on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares generally are not individually redeemable. In this respect, any advertising material describing obtaining, buying or selling Creation Units or discussing Shares’ redeemability will prominently disclose that Shares generally are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender Shares for redemption to a Fund in Creation Units only.

D.	Funds of Actively Managed Exchange-Traded Funds

1.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

2.	Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by section 17(a) of the 1940 Act.

3.	Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

4.	Conditions and Disclosure Relating to Fund of Funds Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

IV.	REQUEST FOR ETF RELIEF

A.	In Support of the ETF Relief

1.	The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs

The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors. The Adviser believes that the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:

●	Diversification: a diversified investment vehicle with the potential for above-market returns.

●	Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund.

●	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.

●	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.

Applicants currently anticipate that the Funds will provide investors with a more cost-efficient investment vehicle than a comparable mutual fund because they anticipate the Funds charging management fees that are comparable to those charged by traditional mutual funds but having lower total annual operating expense ratios. Applicants expect the Funds to have lower total annual operating expense ratios, because many of the costs embedded in the expense ratios of mutual funds , such as transfer agency fees, are generally much lower in the case of ETFs (like the Funds). This is the case because, among other matters, while shareholders of mutual funds typically receive shareholder servicing directly from funds, shareholders of ETFs receive servicing through third parties – namely the Brokers with whom they hold accounts and through whom they transact in ETF shares. Thus, unlike mutual funds, ETFs do not incur substantial shareholder servicing and transfer agency fees. Rather, such costs are displaced and paid by shareholders, if at all, to Brokers and other intermediaries.

In addition, Applicants anticipate that the Funds will provide investors with the same type of liquidity as they have come to associate with ETFs. The Adviser’s research indicates that liquidity is one of the features of ETFs most appreciated by today’s investors. In fact, in focus groups, investors routinely identify liquidity as one of the features of ETFs that positively distinguish them from other investment options. Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds. The tax efficiency of the ETF structure is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind as much as possible so as to avoid recognizing capital gains on appreciated securities.

Applicants concede that the Funds may not be as tax efficient as, for example, Index ETFs because the Funds will not hold precisely those instruments that they receive in the Creation Basket, whereas Index ETFs may normally hold precisely the securities they receive in a creation (or issue in a redemption). Thus, each Fund expects to incur some taxable gains reconfiguring the Creation Basket received in a creation and compiling the Creation Basket for a redemption. In the case of the Funds, however, Applicants expect these potential inefficiencies to be minimized for at least two reasons.

First, on any Business Day during which a Fund experiences creations and redemptions, it will be able to “cross” the transactions; that is, it will be able to take those Deposit Instruments that are not wanted as Portfolio Positions and deliver them out as Redemption Instruments. Thus, on Business Days where the number of creations equals the number of redemptions, a Fund will experience no tax inefficiencies as a result of its portfolio not matching the Creation Basket precisely. It will operate at the same level of tax efficiencies as an Index ETF. Even on days when creations and redemptions are not equal in number but are able, at least in part, to be offset, a Fund’s tax inefficiencies due to a mismatch between its Portfolio Positions and Deposit/Redemption Instruments will be minimized.

Second, as discussed above, at least 80% of the total assets of each Fund at the time of purchase will be invested in its identified Proxy Portfolio, which is also the Creation Basket. Based on Applicants’ research, they believe that, on average, the Funds will be 50-90% more tax efficient than comparable mutual funds. Applicants regard such tax efficiencies as material, particularly to investors who seek tax-efficient investment vehicles, and supportive of the contention that the Funds will provide investors with these important benefits of the ETF structure.

2.	The Funds Will Give Short-Term Traders an Appropriate Investment Option

Another category of investors to whom Applicants expect Shares to appeal is short-term and tactical traders. Shares are expected to appeal to these investors because they can be bought and sold continuously throughout the day at a price that reflects current market sentiment regarding the Shares.

3.	The Funds Will Expand the Investment Options Available to ETF Investors

Applicants believe that investors should be able to access the full spectrum of active management strategies in the ETF format. Applicants further believe that many of the same advantages that are currently associated with the ETF format, including lower fees and tax efficiency, can be provided by other types of actively managed ETFs, including the Funds. Applicants seek the ETF Relief requested herein to bring those advantages to ETF investors in the form of the Funds.

Since the advent of the ETF structure in 1993, a consistently increasing number of investors invest in ETFs. In some cases, investors have found their way into ETFs on their own. Others have found their way into ETFs with the guidance of their financial advisers. Registered advisers who use ETFs generally indicate a preference for them over mutual funds for a variety of reasons, including that the total operating expenses associated with owning ETFs are typically lower than those associated with owning comparable mutual funds and, therefore, their clients’ investment expenses are reduced by owning ETF shares instead of mutual fund shares, normally resulting in improved returns. Yet, to date, investors have been limited to investing in Active ETFs whose strategies are amenable to daily portfolio disclosure. Applicants’ proposal is designed to take a step toward removing these limits.

B.	Legal Analysis of ETF Relief

Although the Funds have features that distinguish them from existing ETFs, Applicants seek the same exemptive relief from the Act upon which existing ETFs rely—from sections 2(a)(32), 5(a)(1), 17(a) and 22(d), of the Act and rule 22c-1 under the Act. The ETF Relief is requested pursuant to sections 6(c) and 17(b) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.

Applicants further believe that all transactions conducted by affiliates with the Funds will be on terms that are reasonable and fair, including in terms of the consideration paid or received by Funds, and will not involve overreaching. Therefore, Applicants believe that Funds warrant the relief requested under sections 6(c) and 17(b).

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the a Fund’s current net assets. The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units. In other words, Shares are not individually redeemable to a Fund or its agent under all circumstances, and therefore a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met. For avoidance of doubt, Applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to issue Shares that are generally redeemable in Creation Units only.

Creation Units are continuously redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are disciplined by the Funds’ efficient arbitrage mechanism and, therefore, should reflect narrow premiums/discounts. While Applicants recognize the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of portfolio transparency, Applicants do not believe that such deviations will develop, given the disclosure, with respect to each Fund, of the Proxy Portfolio, the Portfolio Overlap, and the Daily Deviations, Empirical Percentiles and Tracking Error of the Proxy Portfolio. Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares only in Creation Unit quantities.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request that the Order be granted in respect of sections 2(a)(32) and 5(a)(1).

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Units through the Distributor to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d). Creation Units may also be unbundled, and individual Shares will trade in the secondary market at prices that are below, at or above NAV.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. In particular, Shares of each Fund will be listed on an Exchange and may trade on and away from the Exchange at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) and rule 22c-1. Applicants request an exemption under section 6(c) from section 22(d) and rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.33

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – do not seem to be relevant to secondary trading in Shares. Secondary market transactions in Shares will not cause dilution of the Funds because such transactions will not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices vary over the course of a given trading day or from day to day, such variances will generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. With respect to the third possible purpose of section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on an Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares.

In addition, the potential for arbitrageurs to earn an arbitrage profit between NAV and the market price of Shares with limited risk should facilitate arbitrage activity and would limit the Shares’ premium/discount. Thus, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve a Fund’s stated investment objective, Applicants do not believe

33             See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“Protecting Investors”).

such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.34

Finally, Applicants also do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that the ETF structure and the standards and conditions set forth herein will facilitate arbitrage activity in Shares, which should limit the differences between NAV and market prices. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV. Any profits that are generated as a result of arbitrage transactions would not be a result of any discriminatory or preferential treatment of certain investors.

On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares. Applicants therefore contend that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request the Order be granted in respect of section 22(d) and rule 22c-1.

3.	Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or

34            See Strauss, supra note 4.

series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, sections 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.35 Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the case of custom orders,36 the Creation Baskets will be the same regardless of the identity of the purchaser or redeemer.

The Deposit and Redemption Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of any purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Positions and current trading program.

Because the Fund portfolio will not be transparent on a daily basis, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Positions to be included in the Creation Basket (i.e., “cherry picking”). Further, because the Creation Basket will be the Proxy Portfolio, except in the limited instances permitted for custom orders, a person purchasing Shares could not cause the Fund to include unwanted instruments in it. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Moreover, Applicants note that the ability of each Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing the Transaction Fee applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are

35            Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

36            A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis because (i) in the case of the purchase of a Creation Unit, Deposit Instruments are not available in sufficient quantity or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

V.	REQUEST FOR FUND OF FUNDS RELIEF

A.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted section 12(d)(1) (then section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.37 In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.38 As originally proposed, section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company. “[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”39

Congress tightened section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).40 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled “Public Policy Implications of Investment Company Growth” (the “PPI Report”).41

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with

37            House Hearing, 76th Cong., 3d Sess., at 113 (1940).

38             Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

39             House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

40            See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

41             Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

any terms and conditions of the requested relief by requesting that a Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser. The condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.42

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.43 No Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

B.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief

Applicants seek relief from section 17(a) pursuant to section 17(b) and section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the

42            Any references to FINRA Rule 2341 include any successor or replacement rule to such Rule that may be adopted by FINRA.

43            Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of section 12(d)(1), above, Applicants submit that, with regard to section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.44

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing

44            To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Precedent and Policy Support Fund of Funds Relief

The Fund of Funds Relief is substantially the same as relief previously granted by the Commission.45 Applicants do not believe that the Application raises novel issues under section 12(d)(1). The condition designed to prohibit Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate, and the conditions designed to address the potential for an Investing Fund and Investing Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates apply equally to the Applicants as other mutual funds and ETFs to address the threat of large scale redemptions. Applicants believe that the fact that an Investing Fund would not know the Fund’s holdings, as it would in the case of a transparent, actively-managed ETF, would not impact the Investing Fund’s ability (or lack of ability) to influence the Fund. The same conditions designed to address the layering of fees and expenses similarly would apply equally to the Applicants as it would for mutual funds and other ETFs, as would the conditions regarding complex structures, and Applicants do not believe that the transparency (or non-transparency) of the Funds’ holdings are relevant to appropriately address these concerns.

Applicants note that, in order for the Funds to be successful, it is necessary that they achieve a scale at which they will be reasonably profitable. Applicants believe that making the Funds available as underlying funds for Acquiring Funds provides an important channel for investment in the Funds, which is a key aspect of Applicants’ plans for reaching scale. Applicants also note that Investing Funds would be registered investment companies managed by registered investment advisers, and that therefore sophisticated entities subject to independent oversight will be making the decision to become Investing Funds. The ability of these organizations to evaluate the risks of investing in the Funds and to balance these with the potential rewards will limit the potential for issues with the Funds to spread to other funds.

VI.	CONDITIONS TO THE APPLICATION

A.	ETF Relief

Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.         As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on an Exchange.

2.         Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company, mutual fund, or fully-transparent ETF. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable

45            See, e.g., Madison ETF Trust, et al., Investment Company Act Release Nos. 32093 (April 25, 2016) (notice) and 32120 (May 23, 2016) (order) (requesting additional relief to perform creations and redemptions of Creation Units in-kind in a master-feeder structure, which relief is not being sought by Applicants); Wells Fargo Funds Management, LLC, et al., Investment Company Act Release Nos. 31156 (July 15, 2014) (notice) and 31205 (Aug. 12, 2014) (order).

and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.         The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV, the Closing Price or Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV. The website will also disclose the Fund’s Proxy Portfolio as well as the Portfolio Overlap, Daily Deviations (for the last rolling one year period), the Tracking Error and the Empirical Percentiles of the Proxy Portfolio.

4.         On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website a Proxy Portfolio for that day.

5.         The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.         The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds that disclose a proxy portfolio on each Business Day, without fully disclosing their full portfolio at the same time.

7.         Each Fund will provide Commission staff with periodic reports on a confidential basis containing such information as the Commission staff may reasonably request.

8.         Each Fund and each person acting on behalf of a Fund46 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it expressly applied to them.47

9.         Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units.

B.	Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1.         The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund’s Subadviser or a person controlling, controlled by, or under common control with the Investing Fund’s Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.         No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.         The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund

46            For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

47            See Selective Disclosure and Insider Trading, Release No. IC-24599 (Aug. 15, 2000).

Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.         Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.         The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.         No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.         The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund ; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.         Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.         Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund and the Fund will execute FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Investing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.         Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.         Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.         No Fund relying on the Fund of Funds Relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

T. ROWE PRICE EQUITY SERIES, INC.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

Dated: April 30, 2019

Verification of T. Rowe Price Associates, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of April 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

Verification of T. Rowe Price Equity Series, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Equity Series, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of April 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

WHEREAS, the Executive Committee of the T. Rowe Price Equity Series, Inc. desires to authorize the filing of an Application with the U.S. Securities and Exchange Commission for an order for exemptive relief from certain sections and rules under the Investment Company Act of 1940, as amended (the “Act”), prior to next meeting of the Series’ Board of Directors pursuant to Section 4.02 of Article IV of the Series’ By-Laws.

ACCORDINGLY, the Executive Committee of the T. Rowe Price Equity Series, Inc. hereby approves the following resolutions:

RESOLVED, that the President and each Vice President of the T. Rowe Price Equity Series, Inc., a Maryland corporation (“Corporation”) be, and hereby is, authorized in its name and on its behalf to execute and file with the Securities and Exchange Commission an application (“Application”), including any exhibits and amendments, jointly with T. Rowe Price Associates, Inc. (“Price Associates”) and any existing and future the investment companies advised by Price Associates (“Price Funds”) (the Corporation, Price Associates, and Price Funds should be referred to collectively as “Applicants”);

FURTHER RESOLVED, that the Application be filed pursuant to Sections 6(c) of the Act for an order exempting the Applicants from the provisions of Sections 2(a)(32), 5(a)(l), 22(d) and 22(e) of the Act and Rule 22c-l under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and 17(a)(2) of the Act, under Section 12(d)(l)(J) of the Act for an exemption from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, to permit the Applicants to register with the SEC an actively managed, non-transparent exchange-traded fund;

FURTHER RESOLVED, that the Application be in such form and content or be supplemented by such exhibits or amendments as the officers executing and filing the same shall, with the advice of the Applicants’ legal counsel, determine to be necessary, appropriate or desirable, any such determination to be conclusively evidenced by the filing of such Application, exhibit or amendment;

FURTHER RESOLVED, that the President and any Vice President be and each of them is authorized to execute all such instruments and documents and do all such acts and things, as, in their opinion or in the opinion of any of them, may be necessary or appropriate in order to carry out the intent and purposes of the foregoing;

FURTHER RESOLVED, that the Secretary of the Corporation hereby is authorized to provide a certified copy of the foregoing resolutions to any individual or entity requiring same in order to further the purpose of the resolutions and progress of the transaction; and

FURTHER RESOLVED, that to the extent any individual or entity may require any special form of resolution confirming the approval or authority as above granted, such resolution hereby is adopted.

Dated: September 17, 2013

By:	/s/ Edward C. Bernard
Member of Executive Committee
Edward C. Bernard